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                             April 26, 2023

       Dongfeng Wang
       Chief Executive Officer
       Prime Number Holding Limited
       1129 Northern Blvd., Suite 404
       Manhasset, NY 11030

                                                        Re: Prime Number
Holding Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted April 11,
2023
                                                            CIK No. 0001964021

       Dear Dongfeng Wang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4 submitted April 11, 2023

       General

   1. We note your response to comment 4 and reissue the comment in part. Revise your disclosure to show the
potential impact of redemptions on the per share value of the shares owned by non-redeeming
shareholders by including a sensitivity analysis showing a range of redemption
scenarios, including interim redemption levels.
 Dongfeng Wang
FirstName   LastNameDongfeng
Prime Number    Holding LimitedWang
Comapany
April       NamePrime Number Holding Limited
       26, 2023
April 226, 2023 Page 2
Page
FirstName LastName
PNAC Board's Reasons for the Approval of the Business Combination, page 129

2. We note the term of the projections. Please explain the basis of the projections beyond year three and clearly describe how the assumptions relate to and resulted in the projected financial information, identifying the limitations of the projections. It should be clear from your revisions how the projected growth rates are sustainable over the selected period of time, and why assuming such growth rates is reasonable.
3. Disclose whether the projections are in line with historic operating trends and, if not, address why the change in trends is appropriate or assumptions are reasonable. Clearly describe the basis for projecting revenue growth, along with the factors or contingencies that would affect such growth ultimately materializing.
Unaudited Pro Forma Condensed Combined Financial Information, page 151

4.       Prime Number Holdings Limited   s (PubCo   s) fiscal year-end appears
to be June 30,
         2022. Please update the Pro Forma information as of the interim date covering at least the first six months of the Fiscal 2023. Refer to Item 8.A.5 of Form 20-F. Unaudited Pro Forma condensed Combined Balance Sheets, page 153

5. We note your presentation of a pro forma negative cash balance on your unaudited pro forma consolidated balance sheet. Tell us why you believe, with reference to applicable
         U.S. GAAP, it is appropriate to present a pro forma negative cash balance, as opposed to a liability or other presentation.
Unaudited Condensed Combined Statement of Operations, page 154

6. Please refer to comment 40 and present the historical share amount on the face of the pro forma information.
Comparative Per Share Data, page 156

7. Please disclose the net loss for historical and Pro Forma presentation for all columns.
         Also in this regard, disclose the SubCo   s Weighted Average Shares
Outstanding.
Note 3 Adjustments to Unaudited Pro Forma condensed Combined Statement of Financial
Position , page 156

8. In regard to Adjustment 3 d), the PNAC transaction cost of approximately $1.4 million for advisory, banking, legal and accounting fee should be expensed to the income statement and be reduced from cash. Please revise accordingly.
 Dongfeng Wang
FirstName   LastNameDongfeng
Prime Number    Holding LimitedWang
Comapany
April       NamePrime Number Holding Limited
       26, 2023
April 326, 2023 Page 3
Page
FirstName LastName
9. In regard to Adjustment 3 f), refer to our prior comments 46 and 47. We note from page 4 that Prime Number Capital LLC (PNCPS) will be paid $500,000 in cash and 609,756
         PubCo shares to be issued upon completion of the proposed merger. Please reflect additional expense of $500,000 and a respective reduction to cash. In addition, please record expense of $6,249,999, which is equivalent to 609,756 shares multiplied by $10.25 and a respective increase to additional paid-in capital.
Note 5 Per Share Redemption Sensitivity Analysis, page 156

10. Your presentation of the analysis is not appropriate for the Pro Forma information. Please remove the table. Refer to Article 11 of Regulation S-X for appropriate presentation in the Pro Forma information.
Industry Overview Relating to noco-noco's Business, page 177

11. We note your response to comment 12. We also note your added disclosure here that you obtained the market and industry data included in the registration statement from independent industry sources as well as from research reports, and that you have not independently verified the data contained in those sources or make any representation as to the accuracy or completeness of such information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations of noco-noco
Liquidity and Capital Resources, page 211

12. We note your response to comment 53 that you consider the effect of the $30 million licensing fee on noco-noco's liquidity and capital resources post closing to be relatively minimal. We also note your response to comment 56 that 3DOM Alliance agreed to work with you and noco-noco, as applicable, to defer the payment or adjust the payment schedule to ensure you can prioritize daily operations in the event that funds are not sufficient to maintain liquidity. Please revise to disclose how the $30 million payment will impact your liquidity and capital resources before and after the business combination.
Certain Relationships and Related Person Transactions, page 225

13. We note your response to comment 55 and reissue the comment in part. Please revise your disclosure to include the amount outstanding as of the latest practicable date under the working capital loans.
 Dongfeng Wang
FirstName   LastNameDongfeng
Prime Number    Holding LimitedWang
Comapany
April       NamePrime Number Holding Limited
       26, 2023
April 426, 2023 Page 4
Page
FirstName LastName
Index of Financial Statements, page F-1

14. Please update the financial statements of noco-noco Pte. Ltd. with the interim financial statements covering at least a six-month period of the Fiscal Year 2023 in addition to the noco-noco Pte. Lt audited financial statements that are included herein. Refer to Item
         8.A.5 of Form 20-F.
        You may contact Andi Carpenter at (202) 551-3645 or Melissa Gilmore at
(202) 551-
3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Geoffrey Kruczek at
(202) 551-
3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Arila Zhou